Ballard Power Systems Inc.

News Release

Ballard and Anglo American Platinum Limited Partner On A Range of Clean Energy Fuel Cell Applications in South Africa

For Immediate Release – May 8, 2012

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) and Anglo American Platinum Limited (Anglo American Platinum; www.angloamericanplatinum.com), the world’s leading primary producer of platinum group metals, are working in partnership on a number of early-stage stationary and motive power applications of clean, zero-emission fuel cells in the South African market.

The companies deployed and demonstrated a 150 kilowatt fuel cell system near the 17th Conference of the Parties (COP17) to the United Nations Framework Convention on Climate Change held in Durban, South Africa in late-2011. COP17 was a high-level summit on climate change.

At that time Neville Nicolau, CEO of Anglo American Platinum said, “This demonstration highlights the importance of fuel cells to our business. Fuel cell power systems in commercial production can increase the energy efficiency of our mining operations, make efficient use of by-product hydrogen in South Africa and provide growth in global platinum demand. Fuel cells further highlight the green credentials of platinum – in this case as an enabler of energy efficiency.”

Anglo American Platinum is also beginning above ground testing of five fuel cell-powered locomotives at its Dishaba mine in Limpopo province, South Africa. The locomotives use Ballard fuel cell stacks in a system designed by Vehicle Projects Inc. of Golden, Colorado, USA and are ultimately intended for use in transporting equipment underground at mining sites. A public launch event to be hosted by Anglo American Platinum is planned for May 9 in Rustenburg, South Africa, to be followed by above ground testing over the next several months.

In addition, during 2012 Ballard and Anglo American Platinum are undertaking a market feasibility study and test of a proof-of-concept system for a small-scale electric generator that will utilize onsite propane or natural gas. The system will utilize an integrated fuel reformer to extract hydrogen from hydrocarbon fuel, which will then be channeled to a fuel cell stack. Ballard has leading expertise in Proton Exchange Membrane, or PEM, fuel cell stack technology – which utilizes platinum as a catalyst material – as well as fuel reformer technology and other components required to build a complete system. A finished product, once designed and tested, could supplement the power grid for homes and businesses in geographies where the grid is unreliable.

John Sheridan, President and CEO of Ballard Power Systems said, “We are excited to broaden our relationship with Anglo American Platinum. Our joint efforts could lead to cost-effective products for use in stationary and motive power applications at mining sites and as well as for use in broader market applications.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning product development activities, market adoption for our products and business development opportunities. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com